

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

Fraser Atkinson
Chief Executive Officer
GreenPower Motor Company Inc.
#240-209 Carrall Street
Vancouver, British Columbia V6B 2J2

> **Re: GreenPower Motor Company Inc.**
> **Registration Statement on Form S-3**
> **Filed on December 21, 2023**
> **File No. 333-276209**

Dear Fraser Atkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Virgil Hlus